UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-38778

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PyraMax Bank, FSB 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1895 Bancorp of Wisconsin, Inc.
7001 West Edgerton Ave.
Greenfield, Wisconsin 53220

PyraMax Bank, FSB 401(k) Savings Plan
Greenfield, Wisconsin

Financial Statements and Supplemental Schedule
December 31, 2022 and 2021

Contents

Report of Independent Registered Public Accounting Firm	2

Financial statements

Statements of net assets available for benefits	3

Statement of changes in net assets available for benefits	4

Notes to financial statements	5-10

Supplementary information
Schedule H, line 4i – schedule of assets (held at end of year)	11-12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
PyraMax Bank, FSB 401(k) Savings Plan
Greenfield, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of PyraMax Bank, FSB 401(k) Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States of America) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying Schedule H, Line 4i –Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of PyraMax Bank, FSB 401(k) Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP
Wipfli LLP

We have served as the Plan’s auditor since 2011.

June 19, 2023
Milwaukee, Wisconsin

PyraMax Bank, FSB 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021

Investments at fair value	$ 10,099,837	$ 13,062,667

Fully benefit-responsive investment contract, at contract value	302,948	249,662

Receivables:
Sponsor contributions	37,037	72,110
Notes receivable from participants	167,181	149,449
Total receivables	204,218	221,559

Net assets available for benefits	$ 10,607,003	$ 13,533,888

See accompanying notes to financial statements.

PyraMax Bank, FSB 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

2022
Additions:
Investment income from interest and dividends	$ 185,305
Interest income on notes receivable from participants	7,606

Contributions:
Participants	664,081
Sponsor	405,187
Rollovers	4,563
Total contributions	1,073,831
Total additions	1,266,742

Deductions:
Net depreciation in fair value of investments	2,344,012
Benefits paid to participants	1,840,914
Administrative expenses	8,701
Total deductions	4,193,627

Net decrease in net assets available for benefits	(2,926,885)

Net assets available for benefits:
Beginning of year	13,533,888

End of year	$ 10,607,003

See accompanying notes to financial statements.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 1.	Description of Plan
The PyraMax Bank, FSB 401(k) Savings Plan (the “Plan”) is a participant-directed defined contribution plan sponsored by PyraMax Bank, FSB (the “Sponsor”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following brief description of the Plan provides only general information; participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

Plan Administration

The Plan is administered by the Sponsor.  The Plan trustee is Principal Trust Company. Peak Retirement Group is the third-party administrator of the Plan.

Eligibility

Substantially all employees are eligible to participate in the Plan after they have completed one month of service and attained the age of eighteen. Temporary employees are not eligible to participate in the Plan.  Employees are eligible for the Sponsor matching contributions after they have completed six consecutive months of service and attained the age of eighteen. In addition to these requirements, participants must be employed on the last day of the year and have completed 1,000 hours of service during the Plan year to be eligible for any profit-sharing contribution.

Contributions

Participants may elect to defer up to 100% of their annual compensation, as defined in the Plan, not to exceed the limits of the Internal Revenue Service (“IRS”).  Eligible employees that do not make a deferral election are automatically enrolled to contribute 6% of compensation.  Participants may also contribute amounts representing distributions from other qualified plans (“rollovers”).  The Plan includes a Roth 401(k) component in order for employees to make after-tax deferrals into the Plan.

The Sponsor made matching contributions of 100% on the first 6% contributed by the participants during 2022.  The Sponsor made true-up contributions during 2023 that are included in the sponsor contributions on the statement of changes in net assets available for benefits. The Sponsor did not make any discretionary profit sharing contributions during 2022.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA, and therefore, provides that participants choose how to direct their contributions among the Plan’s investment alternatives.  All investments are participant directed.  For a more complete description of the Plan’s investments, participants should refer to the summary plan description and investment prospectuses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Sponsor contributions, and allocations of Plan earnings/losses thereon and charged with an allocation of administrative expenses. Allocations of the Sponsor’s discretionary profit-sharing contributions are based on a uniform percentage of the participant’s compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 1.	Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon.  Beginning January 1, 2013, the Sponsor amended the Plan to elect to contribute safe harbor contributions.  Participants are, therefore, immediately vested in matching contributions and any earnings thereon.

Forfeitures

Forfeitures are portions of participant account balances that participants surrender by terminating employment prior to becoming full vested.  Forfeitures from the Sponsor’s matching and profit sharing contributions are used to reduce the Sponsor’s matching contributions or administrative expenses.  During 2022, there were no forfeitures used to reduce the Sponsor’s matching contributions.

Payment of Benefits

Upon termination of service due to retirement, separation, death or disability, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution or in regular installment distributions over a period not to exceed the joint life expectancy of the participant and his or her beneficiary.  Under certain circumstances, participants may qualify to receive a hardship distribution from their account balance.  In-service distributions may also be made upon the participant reaching age 59 ½.

Notes Receivable from Participants

Participants may receive a loan from their account balances at the lesser of $50,000 or 50% of the participant’s vested account balance. The minimum loan amount is $1,000.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 8.00%.  Interest rates are determined by the plan administrator to be commensurate with local prevailing rates.  Principal and interest is paid through payroll deductions.

Note 2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in accordance with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and are subject to change in the near term.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for fully benefit-responsive investment contracts). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully benefit-responsive contracts are reported at contract value, which is the amount participants would normally receive if they were to initiate permitted transactions under the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan.  The majority of the Plan’s administrative expenses are paid by the Sponsor and are excluded from these financial statements.

Subsequent Events

The Sponsor has evaluated subsequent events through the date of this report.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 3. Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4. Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are generally open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock:  Shares of common stock are valued at their quoted price in an active market.

Collective Investment Trust:  Fair value is estimated using NAV per unit by the issuer and is based on the NAV of the underlying investments held in the collective investment trust. Investments in the collective investment trusts can be purchased or sold continuously. These funds generally invest in open-ended mutual funds, insurance company separate accounts, unaffiliated mutual funds and unaffiliated collective trust funds. A notice of redemption is not required. The Plan has no obligation to buy additional units.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Note 4.	Fair Value Measurements (Continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total

Mutual Funds	$ 8,684,564	$ —	$ —	$ 8,684,564
Common Stock	682,873	—	—	682,873

Investment assets measured at NAV				732,400
	$ 9,367,437	$ —	$ —	$ 10,099,837

	Assets at Fair Value as of December 31, 2021
Description	Level 1	Level 2	Level 3	Total

Mutual Funds	$ 11,394,467	$ —	$ —	$ 11,394,467
Common Stock	741,665	—	—	741,665

Investment assets measured at NAV				926,535
	$ 12,136,132	$ —	$ —	$ 13,062,667

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.

Note 5.	Fixed Income Guaranteed Option
The Plan’s investment options include the Principal Fixed Income Guaranteed Option (FIGO) which is a guaranteed general account-backed group annuity contract issued by Principal Life Insurance Company (Principal) to Principal Trust Company as custodian.  The FIGO has a contractually guaranteed rate of interest which is credited to participants’ accounts. The FIGO is considered a fully benefit-responsive investment and, therefore, is reported at contract value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions.  Interest crediting rate is reset quarterly.

PyraMax Bank, FSB 401(k) Savings Plan
Notes to Financial Statements

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  The plan administrator does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probably of occurring.

Note 6.	Plan Termination
Although the Sponsor has not expressed any intent to do so at the present time, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate or partially terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

Note 7.	Tax Status
The IRS has determined and informed the Plan by a letter that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 8.	Related Party and Party-In-Interest
As of December 31, 2022, the Plan held 68,287 shares of 1895 Bancorp of Wisconsin, Inc. common stock, valued at $682,873. As of December 31, 2021, the Plan held 67,486 shares of 1895 Bancorp of Wisconsin, Inc. common stock, valued at $741,665. During the year ended December 31, 2022, Plan purchases of Bancorp of Wisconsin, Inc. common stock totaled $13,192 and Plan sales of 1895 Bancorp of Wisconsin, Inc. common stock totaled $4,710. Transactions involving notes receivable from participants and investment funds administered by affiliates of Principal Trust Company are considered party-in-interest transactions. The purchases of and investment in common stock of 1895 Bancorp of Wisconsin, Inc. are also considered party-in-interest transactions and related party transactions. These transactions are not, however, considered prohibited transactions under ERISA regulation.

PyraMax Bank, FSB 401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022

Employer Identification Number: 39-0624390
Plan Number: 002

(a) (b)	(c)	(d)	(e)
	Description of Investment,
Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, Maturity Value	Cost**	Value
	Mutual funds, registered investment companies
BlackRock Advisors, LLC	BlackRock LifePath Index 2065 K Fund		$ 20,551
BlackRock Advisors, LLC	BlackRock LifePath Index 2060 K Fund		114,767
BlackRock Advisors, LLC	BlackRock LifePath Index 2055 K Fund		350,357
BlackRock Advisors, LLC	BlackRock LifePath Index 2050 K Fund		184,660
BlackRock Advisors, LLC	BlackRock LifePath Index 2045 K Fund		397,790
BlackRock Advisors, LLC	BlackRock LifePath Index 2040 K Fund		391,564
BlackRock Advisors, LLC	BlackRock LifePath Index 2035 K Fund		342,739
BlackRock Advisors, LLC	BlackRock LifePath Index 2030 K Fund		248,809
BlackRock Advisors, LLC	BlackRock LifePath Index Retirement K Fund		530,546
BlackRock Advisors, LLC	BlackRock LifePath Index 2025 K Fund		286,692
AB LP	AB Large Cap Growth Z Fund		565,330
Allianz Global Inv. Fund Mgmt.	Allianz Global NFJ Mid-Cap Value I Fund		352,537
American Beacon	American Beacon International Equity Fund		32,661
American Funds	American Balanced Fund		1,051
American Funds	American Funds EuroPacific Growth R6 Fund		547,744
American Funds	American Funds New World R6 Fund		82,914
Eagle Financial Services, Inc.	Carillon Eagle Mid-Cap Growth Fund		56,254
Eaton Vance	Eaton Vance Floating Rate I Fund		245,974
Fidelity	Fidelity 500 Index Fund		1,180,001
Fidelity	Fidelity Mid-Cap Index Fund		529,508
Fidelity	Fidelity Small-Cap Index Fund		345,387
Goldman Sachs	Goldman Sachs International Small Cap Insights Fund		84,144
Goldman Sachs	Goldman Sachs Small Cap Value Insights Fund		411,027
Janus Henderson	Janus Henderson Multi-Sector Income Fund		266,474
MFS Investment Management	MFS International Diversification Fund		65,965
PGIM Investments	PGIM Global Real Estate Fund		121,023
PIMCO Funds	PIMCO Real Return Fund		174,213
Putnam Investments	Putnam Convertible Securities Fund		109,078
Robert W. Baird & Co., Inc.	Baird Aggregate Bond Fund		191,226
Vanguard Group	Vanguard Explorer Fund		249,564
Western Asset Mgmt. Co.	Western Asset Cord Bond Fund		204,014

	Collective Investment Trusts
Wilmington	Wilmington Large Cap Value R1 Fund		609,031
Wilmington	Wilmington Emerging Markets R1 Fund		123,369
	(Continued)

PyraMax Bank, FSB 401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Page 2
December 31, 2022

Employer Identification Number: 39-0624390
Plan Number: 002

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par, Maturity Value	Cost**	Value
		Common Stock
*	1895 Bancorp of Wisconsin, Inc.	68,287 Shares of Common Stock		682,873

		Guaranteed Investment Account
*	Principal	Fixed Income Guaranteed Option		302,948

		Participant loans:
*	Participants	4.25% – 8.00%; maturing through 2027	$0	167,181

				$ 10,569,966

*	Designates party-in-interest.
**	Cost is not required for participant-directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PYRAMAX BANK, FSB 401(K) SAVINGS PLAN

Date: June 20, 2023	By:	/s/ Monica Baker
Monica Baker
Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Wipfli LLP